Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Year ended December 31,
	2014	2013	2012	2011	2010
EARNINGS AS DEFINED
Earnings from operations before income taxes and before adjustments for net income attributable to noncontrolling interests and after eliminating undistributed earnings of equity method investees	$(636.1)	$27.0	$86.9	$91.4	$108.1
Preferred stock dividend (pre-tax equivalent)	—	(0.3)	(0.3)	(0.3)	(0.3)
Fixed charges	127.6	137.0	114.6	104.7	82.1
TOTAL EARNINGS, AS DEFINED	$(508.5)	$163.7	$201.2	$195.8	$189.9
FIXED CHARGES, AS DEFINED
Interest expense	$112.5	$121.0	$103.5	$94.8	$73.7
Amortization of capitalized expenses related to debt	3.8	3.9	3.3	4.4	3.3
Preferred stock dividend (pre-tax equivalent)	—	0.3	0.3	0.3	0.3
Interest component of rent expense	11.3	11.8	7.5	5.2	4.8
TOTAL FIXED CHARGES, AS DEFINED	$127.6	$137.0	$114.6	$104.7	$82.1
RATIO OF EARNINGS TO FIXED CHARGES	(4.0)	1.2	1.8	1.9	2.3